16004159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 1 1 2016

Washington, DC 20549

No Act
PE 1/17/16

March 11, 2016

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section: 14a-8 (i)(5)
Rule:
Public
Availability: 3-11-16

Re: Amazon.com, Inc.
Incoming letter dated January 17, 2016

Dear Mr. Mueller:

This is in response to your letter dated January 17, 2016 concerning the shareholder proposal submitted to Amazon by Nikki Sweeden Bollaert. We also have received a letter on the proponent's behalf dated February 11, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 11, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated January 17, 2016

The proposal requests that Amazon issue a report addressing animal cruelty in the supply chain.

There appears to be some basis for your view that Amazon may exclude the proposal under rule 14a-8(i)(7), as relating to Amazon's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Amazon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Amazon relies.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

// SANFORD J. LEWIS, ATTORNEY

February 11, 2016
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Amazon.com, Inc. regarding animal cruelty on Behalf of Nikki Sweeden Bollaert

Ladies and Gentlemen:
Nikki Sweeden Bollaert (the "Proponent") is beneficial owner of common stock of Amazon.com, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 17, 2016 sent to the Securities and Exchange Commission by Ronald O. Mueller of Gibson, Dunn & Crutcher LLP. In that letter, the Company contends that the Proposal may be excluded from the Company's 2016 proxy statement by virtue of Rule 14a-8(b), Rule 14a-8(f)(1), and Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2016 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Ronald O. Mueller of Gibson, Dunn & Crutcher LLP.

THE PROPOSAL

The Proposal states in its entirety:

BE IT RESOLVED, that shareholders request that Amazon issue a report addressing animal cruelty in the supply chain, at reasonable expense and excluding proprietary information.

Supporting Statement: Such report should, at a minimum:

- articulate whether the company has guidelines, above and beyond legal compliance, for identifying whether there is animal cruelty associated with products sold on its website,
- explain inconsistencies in the current selection of items offered for sale,
- propose policy options for strengthening any existing guidelines, and
- assess the reputational and financial risks associated with lack of a consistent prohibition on products involving animal cruelty.

Further Information:

Amazon appears to agree that products involving egregious animal cruelty pose a risk. As noted in its "Restricted Products Policy," Amazon prohibits the sale of live animals and numerous animal products, including shark fins, whale meat, bear bile, ivory, snake, crocodile and seal skin, and any body part from a

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
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dog or cat. Consumers cannot purchase dog-fighting videos on Amazon, and recently, Amazon stopped selling even *replicas* of a skinned, dead dog. Some prohibited items are banned by law, while others are not.

Amazon has not disclosed to shareholders its guidelines for determining what constitutes unacceptable animal cruelty, or what risks, more broadly, it may face as a result of animal cruelty in the current portfolio of items sold on its website.

Increasingly, the humane treatment of animals used in food production is a priority for consumers and retailers alike. A growing portion of consumers are rejecting products produced with cruelty in factory farming practices—such as eggs from hens confined in barren battery cages, pork from pigs languishing in gestation crates, and veal from calves chained in tiny crates— and are favoring products resulting from more humane production methods.

Similarly, *foie gras*—the diseased and engorged liver of a duck or goose—is typically produced by cruelly force-feeding birds significantly more than they would naturally consume. Animal welfare experts agree that force-feeding birds causes pain and injury from the pipes that are shoved down the birds' throats, and difficulty walking and breathing. Many major retailers, including Costco, Safeway, Target, and Whole Foods Market refuse to sell *foie gras*. Notably, Amazon no longer sells *foie gras* on its UK website.

These issues—and potentially others like it within Amazon's product portfolio—may pose reputational and financial risks to Amazon. For example:

- Northern Trust, which holds over $1 billion in Amazon stock, recognizes the importance of this issue with its policy to generally vote in favor of animal welfare disclosure resolutions like this one.

- As the World Bank's International Finance Corporation wrote: "In the case of animal welfare, failure to keep pace with changing consumer expectations and market opportunities could put companies and their investors at a competitive disadvantage in an increasingly global marketplace."

- And Citigroup has reported that "concerns over animal cruelty" can present "headline risks" to companies.

We urge you to vote in favor of the proposal.

SUMMARY

The Company asserts that the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1), involving proof of ownership. However, the proof of ownership submitted by Proponent is clear and the Company can only make an assertion of lack of proof of ownership by distorting the clearly worded documentation in the proof of ownership materials.

In addition, the Company asserts that the Proposal is excludable pursuant to Rule 14a-8(i)(7), as falling within the Company's ordinary business operations. However the Proposal is not excludable on this basis because it solely addresses a subject matter, animal cruelty, which is long recognized by the Staff as a transcendent policy issue. Furthermore, the arguments regarding "nitty-gritty" business matters incidental to the significant policy issue do not render the Proposal excludable under the rule.

BACKGROUND

Last year, the Proponent filed a proposal with the Company requesting disclosure of the "reputational and financial risks that it may face . . . pertaining to the treatment of animals used to produce products it sells." In *Amazon.com, Inc.* (avail. Mar. 27, 2015) the Staff concurred in the exclusion of a proposal submitted by the Proponent to the Company; the Staff noted that the proposal addressed ordinary business matters because it addressed the sale of particular products. The Company had argued, among other things, that the proposal went beyond the recognized significant policy issue of animal cruelty to address the broader issue of "treatment of animals."

The present Proposal was drafted in response, restricting its focus to the issue of animal cruelty, which is a recognized significant policy issue under previous Staff decisions. Many prior staff decisions have rejected the "sale of a particular product" argument when the proposal was properly framed around issues of preventing animal cruelty.

ANALYSIS

1. The Proponent provided sufficient proof of continuous ownership.

As her proof of continuous ownership, Proponent submitted a letter from Scottrade dated January 4, 2016 (the "Scottrade Letter"). The Scottrade Letter stated, in pertinent part:

> Per your request, this letter confirms your continuous ownership of more than $2,000.00 in shares of Amazon.com Inc. (AMZN) for the 12 months preceding and including 12/22/15 in [the Proponent's] account.
>
> Currently, your account has 15 shares of AMZN which were purchased 3/13/2012. The total value of these shares on 12/22/15 was $9,947.25 based on a closing price of $663.15.

Even a cursory reading of the letter clearly shows that Proponent's shares were purchased on 3/13/2012 and held continuously since then. Although the first sentence of the Scottrade letter does not explicitly set forth the dates of continuous ownership, the letter, in its entirety, makes clear that 15 shares were purchased on 3/13/2012 and held continuously since then. Indeed, if Proponent's shares had not been held continuously since March 13, 2012, the letter would not have indicated that the ***purchase date*** of those shares was March 13, 2012.

The Company absurdly claims that the language in the Scottrade Letter, which states, "[c]urrently, your account has 15 shares of AMZN which were purchased 3/13/2012," does not affirmatively indicate that these shares were continuously owned by the Proponent since March 13, 2012." The Company's interpretation of the Scottrade Letter defies logic and common sense.

The correspondence, taken in its entirety, provides clear documentation that the Proponent held the necessary shares for the time period required by the rule. Reading the proof of ownership letter in its entirety, despite the Company's attempt to do so, there is no plausible interpretation to the contrary.

The recent Staff decision in *Mondelēz International, Inc.* (February 8, 2016) makes clear that the Staff does not take a purely formalistic view of whether a proponent has fulfilled proof of ownership requirements, but rather, reviews the documentation in its entirety to ascertain whether the proponent has reasonably fulfilled the documentation request.

The Company cites a number of Staff decisions which it claims support exclusion of the Proposal. However, those cases are easily distinguishable because in each of those cases, there was no indication, based upon the available evidence, that the proponents could satisfy the 14a-8(b) requirement. In *O'Reilly Automotive, Inc.* (Feb. 14, 2012),. the evidence only suggested that the proponent continuously owned the required shares in the company for a period shorter than a year as of the date of the proposal's submission. In fact, the proponent in that case did not even argue that the proof of ownership requirement was satisfied, but instead argued that the company failed to properly notify the proponent of the deficiency.

Deere & Co. (Nov. 16, 2011) and *Verizon Communications, Inc.* (Jan. 12, 2011), also cited by the Company, are also distinguishable because the record holders' letters in those cases verified continuous ownership for a year as of a date ***prior*** to the date of the proposal's submission, thus creating a gap between the verified period of ownership and the proposals' dates of submission.

In contrast, the Scottrade Letter here plainly states the date on which the Proponent came to own the required shares, which is more than one year before the date of the Proposal's submission. Moreover, Proponent's continuous ownership has been verified up through, and even a day beyond, the date of the Proposal's submission. Accordingly, no such gap exists in this case.

Neither the far-fetched interpretation of the Scottrade Letter nor the authority cited by Company provide a valid basis for exclusion of the Proposal under Rule 14a-8(f) As such, the Proposal is not excludable for lack of demonstrating eligibility.

Additionally, the Company failed to timely raise its objections to the statement of continuous ownership as required by the Rules.

The Company notes that the Proponent submitted the Proposal via FedEx on December 21, 2015. In that submission, the Proponent stated "I will be submitting my proof of ownership next week." Disregarding this statement, the Company prematurely sent Proponent a letter on December 23, 2015, complaining of the lack of the statement of ownership.

As indicated to the Company, the Proponent sent her proof of ownership to the Company along with a cover letter that stated:

> We are in receipt of the deficiency issued before you received this proof of ownership. Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal. Therefore, we request that you notify us if you see any deficiencies in the enclosed documentation.

Despite its obligations under the Rule, the Company failed to notify Proponent of the alleged deficiency it now claims.

The Company failed its obligations under Rule 14a-8(f) because it did not notify Proponent of any alleged procedural or eligibility deficiencies in Proponent's proof of ownership statement. The Company's initial letter of December 23 does not satisfy its obligations under the rule. That letter merely reiterated what Proponent already stated—that she had not yet sent her proof of ownership to Company, but would do so within the permissible time period for submitting her Proposal.

The Company's reliance on its letter of December 23 is nothing more than a disingenuous end run around the clear requirements of Rule 14a-8(f).

2. **The Proposal is not excludable as relating to ordinary business because it solely addresses a significant policy issue, animal cruelty, with a clear nexus to the Company's business.**

The Proposal is singularly focused on the subject matter of animal cruelty, and does not stray beyond that to any subject matter that is off limits under the ordinary business rule. The Proposal limits its scope to the subject matter of animal cruelty, which both the Commission and the courts regard as a significant social policy issue, not excludable under Rule 14a-8(i)(7). Further, the Staff has recently made it clear in Staff Legal Bulletin 14 H that as long as the subject matter of a proposal relates to a significant policy issue and has a nexus to the company, the fact that it touches on "nitty-gritty" practices of the business such as product sales or customer relations does not render the proposal excludable.

The Company letter recites a litany of precedents in which proposals have been excluded: proposals on the sale of particular products, on customer relations in the absence of a significant policy issue, on a nexus to the company's business, and proposals in which the subject matter extended beyond a significant policy issue into matters of ordinary business. These are not applicable or analogous to the present Proposal, in which the subject matter's scope and nexus are clear.

A. A proposal that focuses exclusively on the significant social policy issue of animal cruelty is not excludable as ordinary business.

It is well established in Staff decisions that animal cruelty is a significant social policy issue, and there are numerous prior decisions finding that a proposal focused on animal welfare may appear on the proxy, even though it might relate to some aspects of ordinary business. *See for example, Outback Steakhouse, Inc.* (March 6, 2006) (poultry slaughter methods); *Wendy's Int'l, Inc.* (Feb. 8, 2005) (involving food safety and inhumane slaughter of animals purchased by fast food chains); *Hormel Foods Corp.* (Nov. 10, 2005) (proposal to establish committee to investigate effect of "factory farming" on animals whose meat is used in Company products, and make recommendations concerning how the company can encourage the development of more humane farming techniques); *Wyeth* (February 4, 2004) (animal testing); *American Home Products Corp.* (January 16, 1996) (animal testing); and *American Home Products Corp.* (February 25, 1993) (animal testing).

In *Bristol-Myers Squibb Company* (March 7, 1991), a shareholder was allowed to recommend "that, with regard to cosmetics and non-medical household products, the Company: (1) immediately stop all animal tests not required by law; and (2) begin to phase out those products which in management's opinion cannot, in the near future, be legally marketed without live animal testing." In that case, the Staff specifically stated, "the proposal relates not just to a decision whether to discontinue a particular product but also to the substantial policy issue of the humane treatment of animals in product development and testing." *See also, PepsiCo., Inc.* (March 9, 1990) (factory farming); *Proctor & Gamble Co.* (July 27, 1988) (live animal testing); and *Avon Products, Inc.* (March 30, 1988) (animal testing).

Because the Proposal concerns a significant social policy issue, namely, animal cruelty in the Company's product portfolio, any incidental relationship to the Company's ordinary business matters cannot serve as a basis for its exclusion from the proxy.

B. The Proposal in its entirety relates to the single subject matter of animal cruelty.

The Company argues that the Proposal only "touches upon" the significant social policy issue of animal cruelty. Once again, the Company's allegations are absurd. From reading the Proposal in its entirety, one is compelled to conclude that the *only* focus of the Proposal is on animal cruelty in the production of products sold by the Company.

At its outset, the Proposal requests a report "addressing animal cruelty in the supply chain." The Supporting Statement further asks that, at a minimum, the report should:

- articulate whether the Company has guidelines, above and beyond legal compliance, for *identifying whether there is animal cruelty associated with products sold on its website,*
- explain *inconsistencies in the current selection of items offered for sale,*
- propose *policy options for strengthening any existing guidelines*, and
- assess the *reputational and financial risks associated with lack of a consistent prohibition on products involving animal cruelty.*

None of the items listed above can be reasonably construed to stray beyond the subject matter stated in the resolve clause: namely, the preparation of a report addressing animal cruelty in the Company's supply chain. For instance, the first item,"inconsistencies in the current selection of items offered for sale" can only be understood as being in relation to the subject matter of the Proposal – animal cruelty. Similarly, the fourth item, "policy options for strengthening any existing guidelines" is clearly a reference to the "guidelines ... for identifying whether there is animal cruelty associated with products sold on its website" referred to in the first item.

Indeed, each of these four items relates back to the report on animal cruelty requested in the resolve clause. And the entirety of the "Further Information" section of the Proposal deals exclusively with animal cruelty issues. For the Company to suggest otherwise is laughable.

Nitty Gritty Business Issues Addressing the Subject Matter

The Company tries next, in its ordinary business argument, to distort the subject matter focus of the Proposal by saying that the "the principal focus of the Proposal is the selection of products sold on the Company's websites." That is simply not true. The principal focus of the Proposal, as stated clearly in the resolve clause, is a request for the Company to prepare a report on animal cruelty in its supply chain. The Company's self-serving characterization distorts the clear focus of the subject matter of the proposal and attempts to give undue weight to the nitty-gritty business practices incidental to the subject matter of the Proposal.

Customer Relations

The cases cited by the Company regarding customer relations have no bearing on the present analysis because they each involved proposals that were not found by the Staff to address a significant policy issue, namely: bottled water (*The Coca-Cola Co.*, avail. Feb. 17, 2010, *recon. denied* Mar. 3, 2010); acceptance of consular cards as a form of identification *(Bank of America Corp.*, avail. Jan. 6, 2010), (*Bank of America Corp.*, avail. Jan. 22, 2009); and not providing services to payday lenders (*Wells Fargo & Co.*, avail. Feb. 16, 2006), (*Bank of America Corp.*, avail. Mar. 7, 2005). The Staff has already determined that animal cruelty *is* a significant policy issue. As such, these cases irrelevant.

The Proposal does not relate to the sale of particular products

The Company cites exclusions based on ordinary business where the proposals in question sought to stop the sale of particular products and where the Staff did not find a significant social policy issue to be present in order to override the exclusion based ordinary business. *See, e.g., Wells Fargo & Co.* (Jan. 28, 2013), *Wal-Mart Stores, Inc.* (Mar. 30, 2010), *Wal-Mart Stores Inc.* (Mar. 26, 2010), *Lowe's Cos., Inc.* (Feb. 1, 2008), and *The Kroger Co.* (Mar. 20, 2003). Those cases also involved an attempt to ban a specific product, rather than the more general concern of identifying and developing guidelines for products in relation to animal cruelty, as is sought in the present instance. *See, e.g., PetSmart, Inc.* (avail. Apr. 8, 2009) (live animals), *The Home Depot, Inc.* (avail. Jan. 24, 2008) (glue traps), *PetSmart, Inc.* (avail. Apr. 14, 2006) (bird sales), *American Express Co.* (avail. Jan. 25, 1990) (fur promotions).

Under no stretch of the imagination can the Proposal be construed as requesting the ban of a particular product or products. The Company's argument in this regard, and the authority cited as support, have no merit.

Scope Does Not Exceed Significant Policy Issue

The Company next attempts to assert that the Proposal goes beyond the significant policy issue of animal cruelty into other issues that concern ordinary business. It cites other cases that requested information and disclosure beyond a significant policy issue. For instance, in *PetSmart, Inc.* (avail. Mar. 24, 2011) it was noted that although the proposal generally addressed animal cruelty laws, the scope of the laws covered by the proposal was 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.' In this instance, the Company can claim no similar overreach.

The same is true for the other proposals cited by the Company that went beyond a significant policy issue into overly broad requests. A leading example is *Wal-Mart Stores, Inc.* (avail. Mar. 20, 2014) ("*Wal-Mart (2014)*"), which seemed to address the important concern of gun violence, a seemingly significant policy issue. However, the proposal in that case went well beyond that issue by asking the board to engage in oversight of whether to sell certain products that endanger public safety and well-being, that could impair the reputation of the company, or that would be offensive to family and community values, on the basis that the proposal related to "the products and services offered for sale by the company." *Aff'd and cited in Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323, 327 (3d Cir. 2015).

In Staff Legal Bulletin 14H, issued in part in response to the Third Circuit decision in *Trinity Wall Street v. Walmart,* the Staff embraced the notion that a properly scoped proposal, focused only on a significant policy issue, will *not* be found to be excludable as relating to ordinary business even if it addresses the "nitty-gritty" business practices of a company. The present proposal is a clear application of that well articulated decision-making principle.

<u>Lack of nexus or prohibited subject matter not at issue in this case</u>

Other cases cited by the Company are inapplicable because they either involved a lack of nexus to the company or a prohibited subject matter. For example, in *General Electric Co. (St. Joseph Health System)* (avail. Jan. 10, 2005) and *The Walt Disney Co. (St. Joseph Health System)* (avail. Dec. 15, 2004), the proposals allowed to be excluded by the Staff seemed to principally relate to the underlying focus of the proposal – the link between teen smoking and the depiction of smoking in movies. The company argued that the supporting statement evidenced the proponents' intent to "obtain a forum for the [p]roponents to set forth their concerns about an alleged link between teen smoking and the depiction of smoking in movies," a matter implicating the company's ordinary business operations. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(7), noting that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production."

The Staff has long refused to find a nexus between media production and cigarette smoking's threat to health, and therefore has always declined to allow the significant policy issue to attach to the media companies. In contrast, the present Proposal not only addresses a clear and accepted social policy issue, as discussed further below, it has a direct nexus to the Company.

Similarly, when the subject matter of a proposal strays from general political contribution to a specific legislative focus as the proposal did in *Johnson & Johnson (NorthStar Asset Management, Inc. Funded Pension Plan)* (avail. Feb. 10, 2014), then the Staff will allow exclusion under Rule 14a-8(i)(7) as the proposal crosses a line into attempting to drive specific lobbying positions of the company. In the present instance, the Company is unable to demonstrate that the present Proposal crosses such a line.

<u>B. There is sufficient nexus between the subject matter of the Proposal and the Company; therefore the Proposal is not excludable under Rule 14a-8(i)(7).</u>

The Company argues that since third parties access its website to sell their own products, addressing guidelines related to the sellers of those products is akin to addressing the Company's customer relations, which impermissibly relates to ordinary business matters. As discussed above, setting guidelines for customer relations is often part of the nitty-gritty business activities that must be addressed as incidental to a significant policy debate. The Staff has already made clear that those incidental, "nitty gritty" matters cannot form the basis for exclusion.

Moreover, it is also crucial to note that the Company's relationships with third party sellers on its website do in fact create a sufficient nexus. The Company, as the largest single Internet marketer in the world, is in the business of selling products through its website, both products that it sells on its own and products sold by third parties on the site. If there is a significant policy issue relating to the Company, it follows that that policy would impact products sold through the company's website. A contrary result is unavoidable. However, an incidental impact on the "nitty-gritty" business practices of Amazon.com does not negate the validity of a proposal addressing the significant policy issue of animal cruelty and does not lessen its nexus to the Company.

For instance, the Company claims that the only sales of foie gras on its website are by third-party sellers who have ***determined to*** list their products on the Company's Amazon.com website and sell those products directly to consumers. The implication seems to be that the Company is powerless to stop third-party sellers who have "determined to" list their products on the website. Yet, the Company already has certain restrictions and limitations regarding sales of products by third party sellers, restrictions which are necessary not only for compliance with the law, but also to preserve the public profile and reputation of the Company. The Proposal merely asks the Company to clarify in a report whether there are guidelines in place (for Amazon and third party sellers) addressing the social policy issue of animal cruelty in its product portfolio, identify ways of strengthening any such guidelines, and explain inconsistencies – vis a vis animal cruelty – in the Company's portfolio of products.

The Company's argument trying to establish an "arms length" relationship with sellers on its site brings to mind the recent *Silk Road*[1] criminal case whereby the defendant was the creator and facilitator of a black market website in which third parties sold illegal goods and services. Defendant was convicted for the illegal transactions carried out by third parties, despite his assertion that he had no responsibility for the types of transactions taking place on his site.

As the largest Internet retailer in the world, the Company is in no position to argue for impunity or ordinary business with regard to the standards and impact of its controls on products sold on its website. The public profile and ethical position of the Company is affected by those sales, regardless of whether they are conducted by third parties or by Amazon. Further, the Company is subject to reputational risks associated with animal cruelty in the production of those products, no matter how the Company attempts to argue its way out of this accountability.

Recent media coverage and Company responses regarding animal cruelty issues in products sold on the Amazon.com website leave no doubt as to the nexus of this issue to the Company's reputation. For example,

- Public outrage ensured when retailers including Amazon.com offered a *replica* of a dead, skinned dog as a Halloween prop. Almost immediately after the outcry ensured, the product was pulled. "*Wal-Mart, Amazon, And Sears Pull Dead Dog Halloween Prop After Public Outcry,*" Business Insider, Sept, 17, 2013.[2]
- In 2007, Amazon.com made news when it was discovered that dogfighting DVDs and

[1] *U.S. v. Ulbricht,* 331 F. Supp. 3d 540 (S.D.N.Y. 2015).

[2] http://www.businessinsider.com/dead-dog-prop-at-walmart-sears-amazon-2013-9

cockfighting magazines were being sold on the website. "*Humane Society Demands Amazon Pulled Dogfighting DVD Cockfighting Mags*," Seattle Post-Intelligencer, February 7, 2007.[3] After being sued by the Humane Society of the United States, the Company discontinued its sale of these particular items. However, its continued sale of dogfighting books has caused reputational damage. *See* Amazon.com Customer Discussions -> Animal Cruelty Forum ("I shop here all the time, but cannot in good conscience give money to a megacorporation that profits from the suffering of dogs").[4]

- The Company has also been criticized in the media and by its customers for its continuing sale of foie gras.[5] *See* Amazon.com Customer Discussions -> Animal Cruelty Forum ("I have not bought from Amazon for months now because of this and the fact they sell Foie Gras from a company that horribly abuses animals").[6]

In contrast to the Company's apparent failure to develop a comprehensive set of guidelines addressing animal cruelty in products sold on its site, other companies have been more aggressive in developing such policies. For example, the restaurant chains Tim Horton's[7] and Wendy's[8] have adopted animal welfare policies applicable to their food products . Walmart, the nation's largest food retailer, announced its commitment to improving farmed animal welfare across its entire global supply chain by adopting one of the most comprehensive animal welfare policies of its kind.[9] And major retailer Target includes discussion of animal cruelty issues in its corporate social responsibility report.[10]

Nestlé[11] and Unilever[12] have made a clear commitment to farm animal welfare in their supply chains, including recognizing the "five freedoms" of animal welfare:

1. Freedom from hunger, thirst and malnutrition
2. Freedom from fear and distress
3. Freedom from physical and thermal discomfort
4. Freedom from pain, injury and disease
5. Freedom to express normal patterns of behavior

In contrast, Amazon.com's deliberate avoidance of any discussion or systematic approach to addressing animal cruelty in its product portfolio makes the Company lag far behind other retailers and leaves it vulnerable to significant reputational damage.

---

[3] http://www.seattlepi.com/business/article/Humane-Society-demands-Amazon-pull-dog-fighting-1227663.php

[4] http://www.amazon.com/forum/animal%20cruelty/Tx1NPC4F1SDB08G

[5] http://www.amazoncruelty.com

[6] http://www.amazon.com/forum/animal%20cruelty/Tx1NPC4F1SDB08G

[7] http://sustainabilityreport.timhortons.com/planet_supply_initiatives.html - http://sustainabilityreport.timhortons.com/planet_supply_initiatives.html%23animal

[8] https://www.wendys.com/en-us/about-wendys/animal-welfare-program -

[9] http://www.nytimes.com/2015/05/23/business/walmart-pushes-for-improved-animal-welfare.html?_r=0

[10] https://corporate.target.com/_media/TargetCorp/csr/pdf/2013-corporate-responsibility-report.pdf - https://corporate.target.com/_media/TargetCorp/csr/pdf/2013-corporate-responsibility-report.pdf

[11] http://www.nestle.com/asset-library/documents/creating_shared_value/rural_development/nestle-commitment-farm-animal-welfare.pdf - http://www.nestle.com/asset-library/documents/creating%2520shared%2520value/rural_development/nestle-commitment-fa

[12] http://www.unilever.com/sustainable-living-2014/our-approach-to-sustainability/responding-to-stakeholder-concerns/farm-animal-welfare/ - http://www.unilever.com/sustainable-living-2014/our-approach-to-sustainability/responding-to-stakeholder-concer

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

/S/

Sanford Lewis
Attorney at Law

cc:
Ronald O. Mueller
Nikki Sweeden Bollaert

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 17, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of Nikki Sweeden Bollaert
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Nikki Sweeden Bollaert (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **BE IT RESOLVED**, that shareholders request that Amazon issue a report addressing animal cruelty in the supply chain, at reasonable expense and excluding proprietary information.

The Supporting Statement states:

> Such report should, at a minimum,
>
> - articulate whether the company has guidelines, above and beyond legal compliance, for identifying animal cruelty associated with products sold on its website;
> - explain inconsistencies with respect to cruel production methods in the current selection of items offered for sale;
> - propose policy options for strengthening any existing guidelines; and
> - assess the reputational and financial risks associated with lack of consistent prohibition of products involving animal cruelty.

The "Further Information" section states:

> Amazon appears to agree that products involving egregious animal cruelty pose a risk. As noted in its "Restricted Products Policy," Amazon prohibits the sale of live animals and numerous animal products, including shark fins; whale meat; bear bile; ivory; snake, crocodile, and seal skin; and any body part from a dog or cat. Consumers cannot purchase dog-fighting videos on Amazon, and recently, Amazon even stopped selling *replicas* of a skinned, dead dog. Some prohibited items are banned by law, while others are not.
>
> Amazon has not disclosed to shareholders its guidelines for determining what constitutes unacceptable animal cruelty, or what risks, more broadly, it may face as a result of animal cruelty in the current portfolio of items sold on its website.
>
> . . .
>
> Foie gras, the diseased and engorged liver of a duck or goose, is typically produced by cruelly force-feeding birds significantly more than they would

> naturally consume. Animal welfare experts agree that force-feeding birds causes pain and injury from the pipes that are shoved down the birds' throats, and difficulty walking and breathing. Many major retailers, including Costco, Safeway, Target, and Whole Foods Market, refuse to sell foie gras. Notably, Amazon no longer sells foie gras on its UK website.
>
> These issues . . . may pose reputational and financial risks to Amazon . . . .

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information; and

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

On December 21, 2015, the Proponent submitted the Proposal to the Company via FedEx overnight delivery, which the Company received on December 22, 2015. *See* Exhibit A. The Proposal was not accompanied by any proof of the Proponent's ownership of Company securities. *See* Exhibit A. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities.

Accordingly, in a letter dated and sent on December 23, 2015, within fourteen days of the date that the Company received the Proposal, the Company notified the Proponent of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice").

In the Deficiency Notice, attached hereto as Exhibit B, the Company clearly informed the Proponent of the requirements of Rule 14a-8 and how she could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including "a written statement from the 'record' holder of [the Proponent's] shares (usually a broker or a bank) verifying that [the Proponent] continuously held the required number or amount of Company shares for the one-year period preceding and including December 21, 2015;" and

- that any response to the Deficiency Notice had to be postmarked or transmitted electronically no later than fourteen calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). *See* Exhibit B. The Deficiency Notice was delivered to the Proponent on December 24, 2015. *See* Exhibit C.

On January 6, 2016, via FedEx Priority Overnight Delivery, the Company received a response to the Deficiency Notice containing a letter from Scottrade dated January 4, 2016 (the "Scottrade Letter"). *See* Exhibit D. The Scottrade Letter stated, in pertinent part:

> Per your request, this letter confirms your continuous ownership of more than $2,000.00 in shares of Amazon.com Inc. (AMZN) for the 12 months preceding and including 12/22/15 in [the Proponent's] account.
>
> Currently, your account has 15 shares of AMZN which were purchased 3/13/2012. The total value of these shares on 12/22/15 was $9,947.25 based on a closing price of $663.15.

(Emphasis on date added.)

The Company has received no further correspondence from the Proponent regarding either the Proposal or proof of the Proponent's ownership of Company shares.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate her eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." In Staff Legal Bulletin No. 14G (October 16, 2012) ("SLB 14G"), the Staff stated that for purposes of satisfying the one year continuous ownership requirement, "We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically."

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required fourteen-day time period. In SLB 14G, the Staff provided specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then goes on to states that, going forward, the Staff:

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect.

Rules 14a-8(b)(1) and 14a-8(f) are strictly applied. The Staff has consistently granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. Staff Legal Bulletin No. 14 (July 13, 2001) makes clear that the difference of even one day between the date of the shareholder's proof of ownership and the date of submission of a shareholder proposal will cause that proof of ownership to be insufficient to demonstrate that a proponent meets the ownership eligibility requirements of Rule 14a-8(b), setting forth the following example:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

In addition, the Staff in both SLB 14F and SLB 14G highlighted that a common error made by shareholders submitting proposals is a failure to provide proof of ownership for "at least one year by the date you submit the proposal" as required by Rule 14a-8(b)(1) (*see* SLB 14F, emphasis in original).

The Staff has repeatedly permitted the exclusion of a shareholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1) when the evidence of ownership submitted covers a period of time that falls short of the required one-year period preceding and including the submission date of the proposal. *See, e.g., O'Reilly Automotive, Inc.* (avail. Feb. 14, 2012) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 15, 2011 and the record holder's one year verification was as of November 17, 2010 – a gap of two days); *Deere & Co.* (avail. Nov. 16, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted September 15, 2011 and the record holder's one-year verification was as of September 12, 2011– a gap of three days); and *Verizon Communications Inc.* (avail. Jan. 12, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010– a gap of one day).

Here, the Proponent submitted the Proposal on December 21, 2015.[1] Therefore, the Proponent had to verify continuous ownership for the one-year period preceding and

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1 As indicated in Exhibit A, December 21, 2015 is the date the Proposal was picked up by FedEx. We believe this is equivalent to the "postmarked" date described in SLB 14G,

[Footnote continued on next page]

including this date, i.e., December 21, 2014 through December 21, 2015. The Deficiency Notice clearly stated the necessity to prove continuous ownership "for the one-year period preceding and including December 21, 2015." *See* Exhibit B. In doing so, the Company complied with the Staff's guidance in SLB 14G for providing the Proponent with adequate instruction as to Rule 14a-8's proof of ownership requirements.

However, the Scottrade Letter supplied by the Proponent in response to the Deficiency Notice states that the Proponent has continuously owned more than $2,000.00 in shares of the Company "for the 12 months preceding and including 12/22/15." *See* Exhibit D (emphasis added). Despite the Deficiency Notice's instructions to show proof of continuous ownership "for the one-year period preceding and including December 21, 2015," the Proponent's response fails to do so. Owning the shares since December 22, 2014 does not necessarily mean that the Proponent owned its shares on December 21, 2014. Further, the language in the Scottrade Letter that states, "[c]urrently, your account has 15 shares of AMZN which were purchased 3/13/2012" does not affirmatively indicate that these shares were continuously owned by the Proponent since March 13, 2012. The Scottrade Letter does not state who originally purchased these shares on March 13, 2012, or whether the shares were in the Proponent's account on December 21, 2014 or on any day other than the date of the Scottrade Letter.

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Proponent has not sufficiently demonstrated that she continuously owned the requisite number of Company shares for the requisite one-year period preceding and including the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not

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[Footnote continued from previous page]

explaining that a "proposal's date of submission [is] the date the proposal is postmarked or transmitted electronically."

necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified one of the central considerations underlying the rule to be that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The 1998 Release further distinguishes proposals pertaining to ordinary business matters from those involving "significant social policy issues," the latter of which are not excludable under Rule 14a-8(i)(7) because they "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). In this regard, when assessing proposals under Rule 14a-8(i)(7), the Staff considers the terms of the resolution and its supporting statement as a whole. *See* Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005) ("SLB 14C") ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.").

The Supporting Statement states that the report requested by the Proposal should disclose "the reputational and financial risks associated with lack of consistent prohibition of products involving animal cruelty." This request for a review of certain risks does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. As the Staff indicated in Legal Bulletin No. 14E (Oct. 27, 2009), in evaluating shareholder proposals that request a risk assessment:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

The Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. *See, e.g., FedEx Corp.* (avail. July 11, 2014) (concurring with the exclusion of a proposal asking the board to report on how the company could "better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy," which involved ordinary business matters—i.e., the manner in which the company advertises its products and services); *Exxon Mobil Corp.* (avail. Mar. 6, 2012) (concurring with the exclusion of a proposal asking the board to prepare a report on "environmental, social and economic challenges associated with the oil sands," which involved ordinary business matters (the economic challenges associated with oil sands)); *Sempra Energy* (avail. Jan. 12, 2012, *recon. denied* Jan. 23, 2012) (concurring with the exclusion of a proposal requesting a report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices" where the company argued that the proposal related to decisions regarding the location of company facilities and implicated its efforts to ensure ethical behavior and to oversee compliance with applicable laws, noting that "the underlying subject matter of these risks appears to involve ordinary business matters"). Similar to the precedents cited above, the Proposal and Supporting Statement request an assessment of risks arising from a subject matter that includes aspects of the Company's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7).

A. *The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Addresses Decisions Concerning A Wide Variety Of The Products Offered For Sale By The Company.*

The Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it addresses the sale of particular products on the Company's website–specifically "products involving animal cruelty."

As discussed above, when evaluating whether a proposal asking for a review and report may be excluded under Rule 14a-8(i)(7), the Staff evaluates whether the underlying subject matter of the resolution and its supporting statement, taken as a whole, involves a matter of ordinary business to the company. SLB 14C, at part D.2. Here, the proposal speaks generally of "addressing animal cruelty in the supply chain," but the Supporting Statement indicates that the principal focus of the Proposal is the selection of products sold through the Company's websites. In fact, two of the four bullets in the Supporting Statement that elaborate on what the requested report should address specifically refer to products sold on the Company's websites, stating that the report "should, at a minimum, articulate whether the company has guidelines . . . for identifying animal cruelty associated with products sold on its website" and should "explain inconsistencies with respect to cruel production methods in the current selection of items offered for sale." In this regard, the Proposal is comparable to many others that the Staff has concurred may be excluded under Rule 14a-8(i)(7), where the resolution addresses one topic but the supporting statements demonstrate that the proposal will operate as a referendum on ordinary business matters.

For example, in *General Electric Co. (St. Joseph Health System)* (avail. Jan. 10, 2005), the Staff considered a proposal raising a general corporate governance matter by requesting that the company's compensation committee "include social responsibility and environmental (as well as financial) criteria" in setting executive compensation. The proposal was preceded by a number of recitals addressing executive compensation, but the supporting statement read, "[w]e believe it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation because:" and then set forth a number of paragraphs regarding an alleged link between teen smoking and the depiction of smoking in movies. The company argued that the supporting statement evidenced the proponents' intent to "obtain[] a forum for the [p]roponents to set forth their concerns about an alleged link between teen smoking and the depiction of smoking in movies," a matter implicating the company's ordinary business operations. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(7), noting that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also Johnson & Johnson (NorthStar Asset Management, Inc. Funded Pension Plan)* (avail. Feb. 10, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal with a resolution concerning the general political activities of the company where the preamble paragraphs to the proposal indicated that the thrust and focus of the proposal was on specific company political expenditures, which are ordinary business matters); *The Walt Disney Co. (St. Joseph Health System)* (avail. Dec. 15, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal identical to the proposal in *General Electric Co. (St. Joseph Health System)* (avail. Jan. 10, 2005), where the company argued that the proponents were attempting to "us[e] the form of an executive compensation proposal to sneak in its otherwise excludable opinion regarding a matter of ordinary business (on-screen smoking in the [c]ompany's movies)").

Decisions regarding the products the Company sells or permits third parties to sell through the Company's websites implicate myriad factors that must be considered by the Company's management, including the tastes and preferences of customers, the products offered by the Company's competitors, the laws where the Company's products are sold, the availability of sufficient quantity and quality of products to meet demand, and the prices charged by the Company's suppliers. Balancing such interests is a complex issue and is "so fundamental to management's ability to run [the C]ompany on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." *See* 1998 Release.

Thus, the Staff consistently has concurred in the exclusion of proposals relating to the sale of particular products. In this respect, the Proposal is much like the one previously submitted by the Proponent. In *Amazon.com, Inc.* (avail. Mar. 27, 2015) the Staff concurred in the exclusion of a proposal submitted by the Proponent to the Company requesting that the Company disclose the "reputational and financial risks that it may face . . . pertaining to the treatment of animals used to produce products it sells." The Company argued that the proposal was excludable under Rule 14a-8(i)(7) because it addressed the Company's sale of products on its website. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that "the proposal relates to the products and services offered for sale by the company." As the Staff further explained, "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.* (avail. Mar. 20, 2014) ("*Wal-Mart (2014)*") (granting no-action relief with respect to a proposal requesting board oversight of determinations whether to sell certain products that endanger public safety and well-being, could impair the reputation of the company and/or would be offensive to family and community values, on the basis that the proposal related to "the products and services offered for sale by the company"), *aff'd and cited in Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323, 327 (3d Cir. 2015); *Rite Aid Corp.* (avail. Mar. 24, 2015) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that a committee of the company's board "[p]rovide oversight concerning the formulation, implementation and public reporting of policies and standards that determine whether or not the [c]ompany should sell a product that (1) [e]specially endangers public health and well-being[,] (2) [h]as substantial potential to impair the reputation of the [c]ompany and/or (3) [w]ould reasonably be considered by many to be offensive to the values integral to the [c]ompany's promotion of its brand"); *Wells Fargo & Co.* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (concurring in the exclusion of a proposal requesting that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service as "relat[ing] to the products offered for sale by the company"); *Wal-Mart Stores, Inc. (Albert)* (avail. Mar. 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requiring that all Company stores stock certain amounts of locally produced and packaged food as concerning "the sale of particular products"); *Wal-Mart Stores, Inc. (Porter)* (avail. Mar. 26, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America," and noting that "the proposal relates to the products and services offered for sale by the company"); *Lowe's Cos., Inc.* (avail. Feb. 1, 2008) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal encouraging the company to end the sale of glue traps as relating to "the sale of a particular product"); *The Kroger Co.* (avail. Mar. 20, 2003) (concurring in the exclusion under Rule

14a-8(i)(7) of a proposal requesting the company cease making available certain shopping cards to its customers as relating to "the manner in which a company sells and markets its products").

Like the proposal regarding the treatment of animals in producing products for sale in *Amazon.com, Inc.*, and the proposals in *Wal-Mart (2014)* and *Rite Aid Corp.*, the Proposal addresses decisions concerning the products offered for sale by the Company. By calling for policies that would govern the Company's decisions whether to sell particular products, the Proposal seeks to subject these decisions to shareholder oversight. As a retailer, the Company sells millions of products on its website, and it is a fundamental responsibility of management to decide which products to sell.

Thus, the Proposal is properly excluded under the long line of precedents where the Staff consistently has concurred that a proposal relating to a retailer's sale of a controversial product, including products involving alleged cruelty to animals, may be excluded under Rule 14a-8(i)(7). *See, e.g., PetSmart, Inc.* (avail. Apr. 8, 2009) (concurring with the exclusion of a proposal requesting that the board issue a report on the feasibility of phasing out the company's sale of live animals by 2014 because the proposal related to the sale of particular goods); *Wal-Mart Stores, Inc.* (avail. Mar. 24, 2008) (concurring with the exclusion of a proposal requesting a report on the "viability of the UK cage-free egg policy, discussing any issues raised that would affect a similar move forward in the US; what the company is doing in the domestic market and what further steps can be taken to forward its position on this important animal welfare issue" because the proposal related to the company's "ordinary business operations (i.e., sale of a particular product)"); *The Home Depot, Inc.* (avail. Jan. 24, 2008) (concurring with the exclusion of a proposal encouraging the company to end the sale of glue traps, which the proponent claimed "are cruel and inhumane to the target animals and pose a danger to companion animals and wildlife," because the proposal related to the sale of a particular product); *PetSmart, Inc.* (avail. Apr. 14, 2006) (concurring with the exclusion of a proposal requesting that the board issue a report detailing whether the company will end all bird sales because the proposal related to the sale of particular goods); *American Express Co.* (avail. Jan. 25, 1990) (concurring with the exclusion of a proposal under the predecessor to Rule 14a-8(i)(7) requesting that the board "discontinue all fur promotions in an effort to maintain [the company's] respected and progressive public image" because the proposal related to the promotion and sale of a particular product).

Because the Proposal addresses the selection of products sold on the Company's websites, the Proposal is distinguishable from proposals addressing the role of a company that is involved in the production of a product, such as in *Wal-Mart Stores, Inc.* (avail. Mar. 31, 2010) ("*Wal-Mart 2010*"). In *Wal-Mart 2010*, a shareholder proposal encouraged the board to "require the company's chicken and turkey suppliers to switch to animal welfare-friendly controlled-atmosphere killing (CAK), a less cruel method of slaughter, within five years." Although the Staff did not agree that the proposal could be excluded under Rule 14a-8(i)(7), the *Wal-Mart 2010* proposal did not address the company's choice of products sold, but instead focused solely on a particular processing method used by the company's suppliers of a specific product, and therefore is clearly distinguishable from the Proposal's focus on products that the Company determines to sell on its website. Thus, although the Proposal refers generally to the Company's supply chain, the Supporting Statement demonstrates that the Proposal is addressing the choice of products sold on the Company's websites, which clearly implicates the Company's ordinary business operations.

Accordingly, because the Proposal relates to decisions concerning the products offered for sale by the Company, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Concerns Policies Pursuant To Which The Company Grants Third Parties Access To Its Website.

The Proposal also may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it addresses policies pursuant to which the Company permits third parties to access its website. The Proposal requests "a report addressing animal cruelty in the supply chain" and the Supporting Statement further explains that the report should "articulate whether the [C]ompany has guidelines, above and beyond legal compliance, for identifying animal cruelty associated with products <u>sold on its website</u>" (emphasis added). The Supporting Statement also requests that the Company disclose risks that the Company may face "as a result of animal cruelty in the current portfolio of items <u>sold on its website</u>" (emphasis added). A significant amount of the products sold on the Company's Amazon.com website are products offered for sale by third-party sellers, not the Company. For example, contrary to what is asserted in the Supporting Statement, the Company does not sell *foie gras* in the United States on its Amazon.com website; instead, this product is offered by third-party sellers who have determined to list their products on the Company's Amazon.com website and sell those products directly to consumers.[2] In this

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[2] As stated on page 3 of the Company's Form 10-K for the year ended December 31, 2014 (the "Company Form 10-K"), "We offer programs that enable sellers to sell their products on our websites and their own branded websites and to fulfill orders through us. We are not the seller of

[Footnote continued on next page]

context, the third-party sellers are the Company's customers.[3] With respect to third-party sellers, the Company establishes the terms upon which they may offer and sell products through the Company's website, and then the third-party sellers determine whether to offer specific products to the public. Thus, by addressing products that are sold in the United States through the Company's Amazon.com website by third-party sellers, the Proposal addresses the Company's customer relationships, an issue that the Staff repeatedly has concurred relates to ordinary business matters within the scope of Rule 14a-8(i)(7).

The Staff consistently has concurred with the exclusion of proposals concerning customer relations pursuant to Rule 14a-8(i)(7). For example, in *The Coca-Cola Co.* (avail. Feb. 17, 2010, *recon. denied* Mar. 3, 2010), the Staff concurred with the exclusion of a proposal requesting a report discussing policy options in response to public concerns regarding bottled water. In making its determination, the Staff noted that "[p]roposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7)." *See also Bank of America Corp.* (avail. Jan. 6, 2010) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requiring the company to stop accepting matricula consular cards as a form of identification, which effectively sought "to limit the banking services the [company could] provide to individuals the [p]roponent believe[d] [we]re illegal immigrants," because the proposal sought to control the company's "customer relations or the sale of particular services"); *Bank of America Corp.* (avail. Jan. 22, 2009) (same); *Wells Fargo & Co.* (avail. Feb. 16, 2006) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company not provide its services to payday lenders as concerning "customer relations"); *Bank of America Corp.* (avail. Mar. 7, 2005) (same).

The Company's policies pursuant to which the Company grants third parties access to its Amazon.com website relate to the Company's dealings with its customers. As with the foregoing precedents, decisions regarding customer relations implicate ordinary business policies even when the activities of those customers may be controversial, and therefore the Proposal properly may be excluded under Rule 14a-8(i)(7).

[Footnote continued from previous page]

record in these transactions, but instead earn fixed fees, revenue share fees, per-unit activity fees, or some combination thereof."

[3] As page 3 of the Company Form 10-K explains, "In each of our two geographic segments, we serve our primary customer sets, consisting of consumers, *sellers*, enterprises, and content creators" (emphasis added).

C. Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.

Finally, even though the Proposal requests disclosure "addressing animal cruelty in the supply chain" and thereby touches upon issues relating to cruelty to animals in the products sold on the Company's website, the Proposal properly can be excluded under Rule 14a-8(i)(7) because it also encompasses ordinary business matters.

The Staff consistently has concurred in the exclusion of proposals that touch upon a significant policy matter but that also encompass ordinary business matters. This position prevents proponents from circumventing the standards of Rule 14a-8(i)(7) by combining ordinary business matters with a significant policy issue. For example, the proposal in *PetSmart, Inc.* (avail. Mar. 24, 2011) requested that the board require its suppliers to certify they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," the principal purpose of which related to preventing animal cruelty. The Staff granted no-action relief under Rule 14a-8(i)(7) and stated, "Although the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" Similarly, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred with the exclusion of a proposal requesting disclosure of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. The company argued that the proposal was excludable because it related to securing the company's operations from both extraordinary incidents, such as terrorism, and ordinary incidents, such as earthquakes, floods, and counterfeit merchandise. The Staff concurred that the proposal was excludable because it implicated matters relating to the company's ordinary business operations. *See also Apache Corp.* (avail. Mar. 5, 2008) (concurring with the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity because "some of the principles" related to the company's ordinary business operations).

Here, the principal focus of the Proposal is the selection of products sold on the Company's websites. The bulleted guidelines for the report found in the Supporting Statement request that the Company disclose, among other things, the "reputational and financial risks associated with lack of consistent prohibition of products involving animal cruelty," and to "explain inconsistencies with respect to cruel production methods in the current selection of items offered for sale[.]" Therefore, even if the Proposal arguably touches upon significant policy issues, the Proposal unequivocally implicates the ordinary business decisions of the Company, namely management decisions concerning what products to sell. *See PepsiCo,*

Inc. (avail. Jan. 10, 2014) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal addressing the treatment of animals depicted in a product advertisement). As in *PetSmart, Union Pacific,* and *Apache*, where companies were permitted to exclude proposals that implicated ordinary business matters even if they also touched upon significant policy issues, the Proposal encompasses many aspects of the Company's ordinary business decisions regarding products it sells that do not implicate a significant policy issue. Thus, the Proposal is not focused on a significant policy issue and therefore may be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Mark Hoffman, the Company's Vice President & Associate General Counsel and Assistant Secretary, at (206) 266-2132.

Sincerely,

Ronald O. Mueller

ROM/rvr
Enclosures

cc: Mark Hoffman, Amazon.com, Inc.
Nikki Sweeden Bollaert

GIBSON DUNN

EXHIBIT A

FISMA & OMB MEMORANDUM M-07-16

December 21, 2015

RECEIVED

DEC 2 2 [illegible]

AMAZON.COM, INC.
LEGAL DEPARTMENT

Corporate Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Re: Shareholder Proposal by Nikki Sweeden Bollaert

To Whom It May Concern:

Enclosed is my shareholder proposal, submitted in accordance with Amazon.com Inc.'s 2015 proxy statement and Rule 14a-8 under the Securities Exchange Act, for consideration in the 2016 Annual Shareholder's Meeting.

Pursuant to 17 CFR 240.14a-8 (b)(2)(i), please be advised that I intend to continue my ownership of 15 shares of Amazon.com, Inc. stock up to and including the date of the 2016 Annual Shareholder's Meeting.

I will be submitting my proof of ownership next week.

Please contact me at ***FISMA & OMB Memorandum M-07-16*** if you have any questions.

Sincerely,

Nikki Sweeden Bollaert

Nikki Sweeden Bollaert

Enc.

BE IT RESOLVED, that shareholders request that Amazon issue a report addressing animal cruelty in the supply chain, at reasonable expense and excluding proprietary information.

Supporting Statement: Such report should, at a minimum,

- articulate whether the company has guidelines, above and beyond legal compliance, for identifying animal cruelty associated with products sold on its website;
- explain inconsistencies with respect to cruel production methods in the current selection of items offered for sale;
- propose policy options for strengthening any existing guidelines; and
- assess the reputational and financial risks associated with lack of consistent prohibition of products involving animal cruelty.

Further Information:

Amazon appears to agree that products involving egregious animal cruelty pose a risk. As noted in its "Restricted Products Policy," Amazon prohibits the sale of live animals and numerous animal products, including shark fins; whale meat; bear bile; ivory; snake, crocodile, and seal skin; and any body part from a dog or cat. Consumers cannot purchase dog-fighting videos on Amazon, and recently, Amazon even stopped selling *replicas* of a skinned, dead dog. Some prohibited items are banned by law, while others are not.

Amazon has not disclosed to shareholders its guidelines for determining what constitutes unacceptable animal cruelty, or what risks, more broadly, it may face as a result of animal cruelty in the current portfolio of items sold on its website.

Increasingly, the humane treatment of animals used in food production is a priority for consumers and retailers alike. A growing portion of consumers are rejecting products of cruel factory farming practices, such as eggs from hens confined in barren battery cages, pork from pigs languishing in gestation crates, and veal from calves chained in tiny crates. Instead they are favoring products of more humane production methods.

Foie gras, the diseased and engorged liver of a duck or goose, is typically produced by cruelly force-feeding birds significantly more than they would naturally consume. Animal welfare experts agree that force-feeding birds causes pain and injury from the pipes that are shoved down the birds' throats, and difficulty walking and breathing. Many major retailers, including Costco, Safeway, Target, and Whole Foods Market, refuse to sell foie gras. Notably, Amazon no longer sells foie gras on its UK website.

These issues—and potentially others like it within Amazon's product portfolio—may pose reputational and financial risks to Amazon, as reflected by the following:

- Northern Trust, which holds over $1 billion in Amazon stock, recognizes the importance of this issue with its policy to generally vote in favor of animal welfare disclosure resolutions like this one.

- As the World Bank's International Finance Corporation wrote, "In the case of animal welfare, failure to keep pace with changing consumer expectations and market opportunities could put companies and their investors at a competitive disadvantage in an increasingly global marketplace."

- Citigroup has reported that "concerns over animal cruelty" can present "headline risks" to companies.

We urge you to vote in favor of the proposal.

EXHIBIT B

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 03981-00209

December 23, 2015

VIA OVERNIGHT MAIL

Nikki Sweeden Bollaert

FISMA & OMB MEMORANDUM M-07-16

Dear Ms. Bollaert:

I am writing on behalf of Amazon.com, Inc. (the "Company"), which received on December 22, 2015 your shareholder proposal relating to a report on animal cruelty submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 21, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 21, 2015; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or

before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 21, 2015.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including December 21, 2015. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 21, 2015, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Ronald O. Mueller

ROM/kp
Enclosures

cc: Mark Hoffman, Amazon.com, Inc.
Gavin McCraley, Amazon.com, Inc.

102046596.2

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

EXHIBIT D

Scottrade

January 4, 2016

Nikki Sweeden Bollaert

FISMA & OMB MEMORANDUM M-07-16

Re: Scottrade Account ***FISMA & OMB MEMORANDUM M-07-16***

Dear Ms. Bollaert,

Per your request, this letter confirms your continuous ownership of more than $2,000.00 in shares of Amazon.com Inc. (AMZN) for the 12 months preceding and including 12/22/15 in the above referenced account.

Currently, your account has 15 shares of AMZN which were purchased 3/13/2012. The total value of these shares on 12/22/15 was $9,947.25 based on a closing price of $663.15.

For additional assistance, please contact us at (303) 413-0800.

Sincerely,

Amy Simmons

Amy Simmons
Financial Services Representative

Page 44 redacted for the following reason:

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FISMA & OMB MEMORANDUM M-07-16